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 **Black Sands Entertainment**

 **Fashion Institute of Technology**

Geiszel Godoy · 3rd

Chief Financial Officer at Black Sands Entertainment

New York, New York · 149 connections · **Contact info**

About

Award winning Creative Writer of Black Sands Entertainment. Known for winning the Best book award in the Children's Picture Book Category. This achievement was given by American Book Fest. Written four books and managed the overview of eight books within the company successfully. Research and developed ac   ... see more

Experience



Chief Financial Officer

Black Sands Entertainment

Nov 2016 – Present · 3 yrs 3 mos

Greater New York City Area

...see more

Freelance Assistant Technical Designer- Intimate Apparel

Calvin Klein

Feb 2014 – May 2015 · 1 yr 4 mos

Greater New York City Area

-Create and develop technical packages for intimate apparel using PLM software
-Update specifications and grading using PLM software
-Communicate daily with overseas factories
-Measure, evaluate, and review construction of samples   **...see more**

Freelance Assistant Technical Designer

Calvin Klein

Feb 2013 – Jul 2013 · 6 mos

Calvin Klein Intimate Apparel

-Created and developed technical packages for intimate apparel using PLM software
-Reviewed and checked fit approved patterns against designers base measurements and approve patterns for accuracy
-Measured, fitted, evaluated, reviewed construction of ROS samples   **...see more**

Technical Designer

Junior Sports Wear Company
Oct 2012 – Feb 2013 · 5 mos
Ali & Kris

-Created and developed technical packages
-Evaluated samples for fit
-Prepared fit samples for weekly fittings on live models
-Gave direction on fit and construction issues   ...see more



Technical Design Intern
Disguise
Jan 2012 – Apr 2012 · 4 mos
Poway, CA

-Developed technical packages for garments and garment specifications.
-Created patterns by using computer software.
-Performed fitting procedures for sample garments.



Human Resources Specialist
US Army
Jan 2006 – Oct 2008 · 2 yrs 10 mos

-Performed policy, procedures, and regulations in the Human Resources Department in the
United States Army.
-Supervised and assisted twenty-five personnel with daily assignment.
-Disciplined, trained, and kept personnel morale at a high level.   ...see more

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Education



Fashion Institute of Technology
Fashion Business Managemenet
2016 – 2017
Activities and Societies: SELF

I have specialize education and training in Fashion Merchandising.

The Art Institute of San Diego
Bachelor of Arts (BA), Fashion/Apparel Design
2009 – 2012
Activities and Societies: Fashion Connection Club

Fashion Design

Faulkner University
Master of Science (M.S.), Management
2000 – 2004

Human Resources

Skills & Endorsements

Fashion Design · 18

 Endorsed by **Karlene Keller and 2 others** who are
highly skilled at this

 Endorsed by **2 of Geiszel's colleagues** at
Disguise

Apparel · 17

 Endorsed by **Roman Santiago REYES and 2**
others who are highly skilled at this

 Endorsed by **2 of Geiszel's colleagues** at
Disguise

Technical Design · 13

Endorsed by **Roman Santiago REYES**, who is   Endorsed by **2 of Geiszel's colleagues** at

 highly skilled at this  Disguise

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Recommendations

Received (0)   Given (1)



Juliana (JuJu) Lewis
Owner/Designer at J Lewis
Bridal LLC
October 31, 2012, Juliana
(JuJu) worked with Geiszel in
the same group

Juliana Shabo is very detail oriented and handles multiple task
extremely well. She is always dependable and work well with
others.

Accomplishments

15 Courses   ∨

Accounting • Advance Concept Development • Advance Product Development • Business Ethics and
Values • Business Law • Computer Patternmaking • Garment Construction • Human Resources
Management • Management Information Systems • Quantitative Analysis • Statistical Methods and
Research • Technical Design • Technical Drawing • Technical Package • Trend Research

1 Honor & Award   ∨
Most Valued Soldier Award

1 Language   ∨
German

Interests


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